UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 38)*

AutoZone, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

053332102

(CUSIP Number)

David A. Katz

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 17 Pages

CUSIP No. 053332102

1		NAME OF REPORTING PERSON ESL Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 5,602,636
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 5,602,636
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,597,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 053332102

1		NAME OF REPORTING PERSON ESL Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 1,334
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 1,334
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,597,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 053332102

1	NAME OF REPORTING PERSON ESL Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 1,855,332
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 1,855,332
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,597,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 053332102

1		NAME OF REPORTING PERSON Acres Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 2,000,000
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 2,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,597,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 053332102

1		NAME OF REPORTING PERSON RBS Investment Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 1,334
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 1,334
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,597,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 053332102

1		NAME OF REPORTING PERSON Tynan, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 18,144
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 18,144
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,597,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 053332102

1		NAME OF REPORTING PERSON RBS Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 7,457,968
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 7,457,968
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,597,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 053332102

1		NAME OF REPORTING PERSON ESL Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 9,459,302
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 9,459,302
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,597,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 053332102

1		NAME OF REPORTING PERSON Edward S. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 12,564,157
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 10,400,338
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,597,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 053332102

1		NAME OF REPORTING PERSON William C. Crowley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 32,944
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 22,035
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,597,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON IN

               This Amendment No. 38 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the "Shares"), of AutoZone, Inc., a Delaware corporation (the "Issuer").  This Amendment No. 38 amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), Acres Partners, L.P., a Delaware limited partnership (“Acres”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), Tynan, LLC, a Delaware limited liability company (“Tynan”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“Investments”), Edward S. Lampert and William C. Crowley, both United States citizens, by furnishing the information set forth below.  Partners, Institutional, Investors, Acres, RBSIM, Tynan, RBS, Investments, Mr. Lampert and Mr. Crowley are collectively defined as the “Filing Persons.”  Except as otherwise specified in this Amendment, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

               The Filing Persons are filing this Amendment No. 38 to report recent open-market sales of Shares that have decreased the amount of Shares that the Filing Persons may be deemed to beneficially own by an amount greater than one percent of the outstanding Shares of the Issuer.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) As of June 29, 2011, the Filing Persons may be deemed to beneficially own an aggregate of 12,597,101 Shares (which represents approximately 30.3% of the 41,560,511 Shares outstanding as of June 10, 2011, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 15, 2011).

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	Percentage of Outstanding Shares	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
ESL Partners, L.P.	12,597,101 (1)	30.3%	5,602,636	0	5,602,636	0
ESL Institutional Partners, L.P.	12,597,101 (1)	30.3%	1,334	0	1,334	0
ESL Investors, L.L.C.	12,597,101 (1)	30.3%	1,855,332	0	1,855,332	0
Acres Partners, L.P.	12,597,101 (1)	30.3%	2,000,000	0	2,000,000	0
RBS Investment Management, L.L.C.	12,597,101 (1)	30.3%	1,334 (2)	0	1,334 (2)	0
Tynan, LLC	12,597,101 (1)	30.3%	18,144	0	18,144	0
RBS Partners, L.P.	12,597,101 (1)	30.3%	7,457,968 (4)	0	7,457,968 (4)	0
ESL Investments, Inc.	12,597,101 (1)	30.3%	9,459,302 (5)	0	9,459,302 (5)	0
Edward S. Lampert	12,597,101 (1)	30.3%	12,564,157 (6)	0	10,400,338 (3)	0
William C. Crowley	12,597,101 (1)	30.3%	32,944 (7)	0	22,035 (3)	0

(1)        This number consists of 5,602,636 Shares held by Partners, 1,334 Shares held by Institutional, 1,855,332 Shares held in an account established by the investment member of Investors, 2,000,000 Shares held by Acres, 18,144 Shares held by Tynan, 14,800 Shares held by Mr. Crowley, 3,074,826 Shares held by Mr. Lampert and 30,029 Shares held by The Lampert Foundation (formerly known as “The Edward and Kinga Lampert Foundation”), of which Mr. Lampert is a trustee.

(2)        This number consists of 1,334 Shares held by Institutional.

(3)        This number excludes Shares subject to the Lock-Up Agreement described herein.

(4)        This number consists of 5,602,636 Shares held by Partners and 1,855,332 Shares held in an account established by the investment member of Investors.

(5)        This number consists of 5,602,636 Shares held by Partners, 1,334 Shares held by Institutional, 1,855,332 Shares held in an account established by the investment member of Investors and 2,000,000 Shares held by Acres.

(6)        This number consists of 5,602,636 Shares held by Partners, 1,334 Shares held by Institutional, 1,855,332 Shares held in an account established by the investment member of Investors, 2,000,000 Shares held by Acres, 3,074,826 Shares held by Mr. Lampert and 30,029 Shares held by The Lampert Foundation (formerly known as “The Edward and Kinga Lampert Foundation”), of which Mr. Lampert is a trustee.

(7)        This number consists of 18,144 Shares held by Tynan and 14,800 Shares held by Mr. Crowley.

In addition, Mr. Crowley directly owns options, which are not exercisable in the next 60 days, to purchase 6,000 Shares.

            (c)        Other than as set forth in Annex A hereto, there have been no transactions in Shares by any of the Filing Persons since June 21, 2011, the record date of the last Amendment on Schedule 13D by the Filing Persons.

(d)        Not applicable.

(e)        Not applicable.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 2011

ESL PARTNERS, L.P.

By:  RBS Partners, L.P., as its general partner

By:  ESL Investments, Inc., as its general partner

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title: Chief Financial Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By:  RBS Investment Management, L.L.C., as its general partner

By:  ESL Investments, Inc., as its manager

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INVESTORS, L.L.C.

By:  RBS Partners, L.P., as its managing member

By:  ESL Investments, Inc., as its general partner

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ACRES PARTNERS, L.P.

By:  ESL Investments, Inc., as its general partner

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:  ESL Investments, Inc., as its manager

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

TYNAN, LLC

By:       /s/ William C. Crowley
Name:  William C. Crowley
Title:  Manager

RBS PARTNERS, L.P.

By:  ESL Investments, Inc., as its general partner

By:  /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INVESTMENTS, INC.

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

EDWARD S. LAMPERT

/s/ Edward S. Lampert

WILLIAM C. CROWLEY

/s/ William C. Crowley

ANNEX A

Recent Transactions by the Filing Persons in the Securities of AutoZONE, Inc.

Entity	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Weighted Average Price per Share ($)
ESL Partners, L.P.	6/22/2011	Open Market Sales	54,583	$293.84
ESL Partners, L.P.	6/23/2011	Open Market Sales	37,266	$293.17
ESL Partners, L.P.	6/23/2011	Open Market Sales	11,232	$293.68
ESL Partners, L.P.	6/24/2011	Open Market Sales	29,928	$291.87
ESL Partners, L.P.	6/24/2011	Open Market Sales	9,178	$292.43
ESL Partners, L.P.	6/27/2011	Open Market Sales	2,541	$293.52
ESL Partners, L.P.	6/28/2011	Open Market Sales	88,463	$293.06
ESL Partners, L.P.	6/29/2011	Open Market Sales	29	$290.85
ESL Partners, L.P.	6/29/2011	Open Market Sales	15,024	$292.38
ESL Investors, L.L.C.	6/22/2011	Open Market Sales	16,328	$293.84
ESL Investors, L.L.C.	6/23/2011	Open Market Sales	9,577	$293.17
ESL Investors, L.L.C.	6/23/2011	Open Market Sales	2,887	$293.68
ESL Investors, L.L.C.	6/24/2011	Open Market Sales	10,140	$291.87
ESL Investors, L.L.C.	6/24/2011	Open Market Sales	3,110	$292.43
ESL Investors, L.L.C.	6/28/2011	Open Market Sales	28,885	$293.06
ESL Investors, L.L.C.	6/29/2011	Open Market Sales	13	$290.85
ESL Investors, L.L.C.	6/29/2011	Open Market Sales	6,529	$292.38
ESL Institutional Partners, L.P.	6/22/2011	Open Market Sales	13	$293.84
ESL Institutional Partners, L.P.	6/23/2011	Open Market Sales	8	$293.17
ESL Institutional Partners, L.P.	6/23/2011	Open Market Sales	3	$293.68
ESL Institutional Partners, L.P.	6/24/2011	Open Market Sales	7	$291.87
ESL Institutional Partners, L.P.	6/24/2011	Open Market Sales	2	$292.43
ESL Institutional Partners, L.P.	6/28/2011	Open Market Sales	21	$293.06
ESL Institutional Partners, L.P.	6/29/2011	Open Market Sales	4	$292.38
Edward S. Lampert	6/22/2011	Open Market Sales	29,111	$293.84
Edward S. Lampert	6/23/2011	Open Market Sales	18,548	$293.17
Edward S. Lampert	6/23/2011	Open Market Sales	5,591	$293.68
Edward S. Lampert	6/24/2011	Open Market Sales	16,394	$291.87
Edward S. Lampert	6/24/2011	Open Market Sales	5,028	$292.43
Edward S. Lampert	6/27/2011	Open Market Sales	241	$293.52
Edward S. Lampert	6/28/2011	Open Market Sales	48,997	$293.06
Edward S. Lampert	6/29/2011	Open Market Sales	20	$290.85
Edward S. Lampert	6/29/2011	Open Market Sales	10,010	$292.38
The Lampert Foundation	6/22/2011	Open Market Sales	285	$293.84
The Lampert Foundation	6/23/2011	Open Market Sales	187	$293.17
The Lampert Foundation	6/23/2011	Open Market Sales	56	$293.68
The Lampert Foundation	6/24/2011	Open Market Sales	161	$291.87
The Lampert Foundation	6/24/2011	Open Market Sales	49	$292.43
The Lampert Foundation	6/27/2011	Open Market Sales	8	$293.52
The Lampert Foundation	6/28/2011	Open Market Sales	474	$293.06
The Lampert Foundation	6/29/2011	Open Market Sales	90	$292.38
Tynan, LLC [1]	6/22/2011	Open Market Sales	172	$293.84
Tynan, LLC[1]	6/23/2011	Open Market Sales	113	$293.17
Tynan, LLC[1]	6/23/2011	Open Market Sales	34	$293.68
Tynan, LLC[1]	6/24/2011	Open Market Sales	97	$291.87
Tynan, LLC[1]	6/24/2011	Open Market Sales	30	$292.43
Tynan, LLC[1]	6/27/2011	Open Market Sales	5	$293.52
Tynan, LLC[1]	6/28/2011	Open Market Sales	287	$293.06
Tynan, LLC[1]	6/29/2011	Open Market Sales	54	$292.38

William C. Crowley	6/22/2011	Open Market Sales	108	$293.84
William C. Crowley	6/23/2011	Open Market Sales	75	$293.17
William C. Crowley	6/23/2011	Open Market Sales	23	$293.68
William C. Crowley	6/24/2011	Open Market Sales	58	$291.87
William C. Crowley	6/24/2011	Open Market Sales	18	$292.43
William C. Crowley	6/27/2011	Open Market Sales	5	$293.52
William C. Crowley	6/28/2011	Open Market Sales	173	$293.06
William C. Crowley	6/29/2011	Open Market Sales	27	$292.38

[1] William C. Crowley is the sole manager of and a member of Tynan, LLC.